REVOLVING LINE OF CREDIT NOTE

Amount:
$5,000,000 USD

Interest Rate:
8% Simple interest

Date: October 9, 2024

Borrower:
ZenaTech, Inc.

Lender:
Lone Stella, LLC.

FOR VALUE RECEIVED, ZenaTech, Inc. a British Columbia corporation ("Borrower") promises to pay to Lone Stella, LLC an Illinois Limited Liability Company (the "Lender"), or to order, the principal sum of Five Million Dollars ($5,000,000) or the aggregate unpaid principal amount of all advances made by Lender to Borrower pursuant to the terms of a Revolving Line of Credit Note agreement (the "Loan Agreement") of even date herewith, whichever is less, together with interest thereon from the date each advance is made until paid in full, at an interest rate of eight percent (8%) simple interest per annum (the "Interest Rate"). Interest will be calculated on a basis of a 360-day year and charged for the actual number of days elapsed.

1. **Maturity.** Unless otherwise accelerated pursuant to the Loan Agreement, the principal, any unpaid accrued interest and other charges and fees, shall be due and payable one hundred twenty (120) months from the Effective Date (the "Maturity Date"). Notwithstanding the foregoing, the entire unpaid principal sum of this Promissory Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the event of default as set forth in the Loan Agreement.

2. **Renewal, Extension, Increases and Decreases of Line of Credit.** Provided that Borrower is not in default under the Loan Agreement, at the Maturity Date, the Borrower, at the Borrower's option may extend and renew this Promissory Note for five (5) additional term of thirty-six (36) months. Lender shall have an option to increase the Line of Credit providing written notice to borrower and by sending funds to Loan Servicer's account.

3. **Loan Origination fee** shall be 200,000 Preferred Shares of ZenaTech, Inc. at a state value of $3.00 per share and 500,000 Warrants of Common Stock. Each warrant shall entitle the holder to purchase Common Stock at an exercise price of $1.77 USD or the lowest price traded between October 9, 2024 through October 31, 2024 whichever is lower, which expired in 10 years from the date of this executed agreement.

4. **Interest.** All sums advanced pursuant to this Agreement shall bear interest from the date each Advance is made until paid in full at an interest rate of eight percent (8%) simple interest per annum (the "Interest Rate"). Interest will be calculated on a basis of a 360-day year and charged for the actual number of days elapsed.

5. **Conversion.** Lender shall have an option to convert all or part of the balance into ZenaTech, Inc. Preferred Shares with a stating value of $3.00 or convert into ZenaTech, Inc. Common Stock at the last valuation of price per share or the lowest price traded within the last 30 days. Lender shall provide a written conversion notice which will be convert into preferred shares or common stock within 5 business days.

6. **Default Interest**. Notwithstanding the foregoing, upon the occurrence of an Event of Default hereunder, the Interest Rate shall immediately increase to the highest rate allowable under applicable law, and shall continue at such rate, both before and after judgment, until the Credit Line has been repaid in full and all of Borrower's other obligations to Lender hereunder have been fully paid and discharged.

7. **Interest Payments; Repayment.** Interest on the then outstanding principal balance shall be payable on a monthly basis commencing 30 days after the Effective Date and continuing each month thereafter. The entire unpaid principal balance, together with any unpaid accrued interest and other unpaid charges or fees hereunder, shall be due and payable on the Maturity Date. Payment shall be made to the Lender's Loan Servicer at such place as the Lender may, from time to time, designate in lawful money of the United States of America. All payments received hereunder shall be applied as follows: first, to any late charge; second, to any costs or expenses incurred by Lender in collecting such payment or to any other unpaid charges or expenses due hereunder; third, to accrued interest; fourth, to principal; and fifth, the balance, if any, to such person entitled thereto; provided, however, upon occurrence of an Event of Default, a Lender may, in its discretion, change the priority of the application of payments as it deems appropriate. Borrower may prepay principal and/or interest at any time without penalty.

8. **Prepayment.** Borrower may pre-pay the sums due under this Promissory Note, in whole or in part, at any time from time to time, without penalty or premium, subject to the requirements provided in the Loan Agreement.

9. **Collateral; Security.** As security for all obligations of Borrower to Lender, the Loan Agreement and this Promissory Note shall be secured by Common Stock of Borrower, which doubled the amount of any outstanding advances. The Lender's Loan Servicer will provide written notice of default and demand Common stock be issues in order to pay off the outstanding advances.

10. **Default.** Upon and after the occurrence of an Event of Default (as set forth in the Loan Agreement) unless such Event of Default is waived as provided in the Loan Agreement, this Note may, at the option of Lender and without further demand, notice or legal process of any kind, be declared by Lender, and in such case shall immediately become, due and payable.

11. **Waiver.** Demand, presentment, protest and notice of non-payment and protest, notice of intention to accelerate maturity, notice of acceleration of maturity and notice of dishonor are hereby waived by Borrower. Subject to the terms of the Loan Agreement, Lender may extend the time of payment of this Note, postpone the enforcement hereof, grant any indulgences, release any party primarily or secondarily liable hereon, or agree to any subordination of Borrower's obligations hereunder without affecting or diminishing Lender's right of recourse against Borrower, which right is hereby expressly reserved.

12. **Transfer; Successors and Assigns.** The terms and conditions of this Promissory Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Lender may not assign, pledge, or otherwise transfer this Promissory Note without the prior written consent of the Borrower. Subject to the preceding sentence, this Promissory Note may be transferred only upon surrender of the original Promissory Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Borrower. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered Lender of this Promissory Note.

13. **Governing Law.** This Promissory Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Illinois, without giving effect to principles of conflicts of law. This Promissory Note shall be deemed made and entered into in Cook County, State of Illinois and venue for any proceeding or action in connection with this Promissory Note shall be in Cook County, Illinois.

14. **Notices.** All notices, requests, demands and other communications under this Promissory Note, shall be in writing via email.

15. **Amendments and Waivers.** The terms of this Note may be amended only in writing signed by Borrower and Lender. This Note, together with the Loan Agreement, constitutes and contains the entire agreement between and among the parties regarding the subject matter hereof, and supersedes and replaces all prior agreements, promises and understandings, whether written or oral, proposed or otherwise, regarding the subject matter hereof.

16. **Counterparts; Facsimile Signatures**. This Promissory Note may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement. Facsimile signatures shall be sufficient for execution of this Promissory Note.

17. **Action to Collect on Note.** If action is instituted to collect on this Promissory Note, the Borrower promises to pay all costs and expenses, including reasonable attorney's fees, incurred in connection with such action.

18. **Loss of Note.** Upon receipt by the Borrower of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Promissory Note or any Promissory Note exchanged for it, and indemnity satisfactory to the Borrower (in case of loss, theft or destruction) or surrender and cancellation of such Promissory Note (in the case of mutilation), the Borrower will make and deliver in lieu of such Promissory Note a new Note of like tenor.

IN WITNESS WHEREOF, this Promissory Note is executed as of October 9, 2024.

BORROWER

ZenaTech, Inc.

/s/ Shaun Passley
By:____________Shaun Passley____________________
Print: Shaun Passley
Its: President and CEO

LENDER

Lone Stella, LLC

By: /s/ Jacob Sherman
Print: Jacob Sherman
Its: President